2020 Second Quarter Earnings Conference July 16, 2020

Agenda Welcome Jeff Su 2Q20 Financial Results and 3Q20 Outlook Wendell Huang Key Messages C.C. Wei Wendell Huang Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2020 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

2Q20 Revenue by Technology



0.15/0.18um
8%
0.11/0.13um
3%
0.25um and above
2%
90nm
3%
65nm
6%
40/45nm
9%
7nm
36%
28nm
14%
16nm
18%
20nm
1%
10nm
0%



16nm and Below Revenue
Revenue (NT$B)
200
150
100
50
-
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20
16nm
10nm
7nm

© 2020 TSMC, Ltd

4
TSMC Property

2Q20 Revenue by Platform Smartphone 47% Automotive 4% HPC 33% DCE 5% Others 3% IoT 8% Smartphone Automotive

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

3Q20 Guidance Revenue to be between US$ 11.2 billion and US$ 11.5 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 29.5 NT dollars, management expects: Gross profit margin to be between 50% and 52% Operating profit margin to be between 39% and 41%

Recap of Recent Major Events Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements TSMC Expands Renewable Energy Usage to Cut Carbon Emissions by More Than 2 Million Tons (2020/07/08) NXP Selects TSMC 5nm Process for Next Generation High Performance Automotive Platform (2020/06/12) TSMC Shareholders Elected Mr. Yancey Hai to the Board of Directors as an Independent Director (2020/06/09) TSMC Delivers World-first 7nm Automotive Design Enablement Platform (2020/05/28) TSMC Announces Intention to Build and Operate an Advanced Semiconductor Fab in the United States (2020/05/15) TSMC Board of Directors Approves NT$2.5 Cash Dividend for First Quarter of 2020 and Sets September 17 as Ex-Dividend Date, September 23 as the Record Date and October 15, 2020 as the Distribution Date (2020/05/12)

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